■ SIT INVESTMENT ASSOCIATES, INC. ■

GLOBAL INVESTMENT OUTLOOK & STRATEGY

JULY 12, 2016

EXECUTIVE SUMMARY

The U.S. economy is still the bright spot in a global economy that is struggling in most other regions. U.S. economic growth continues at a modest, yet respectable, pace of +2 percent. At a minimum, the United Kingdom's decision to leave the European Union will leave the entire region in an extended period of political and economic uncertainty. In Japan, evidence continues to mount that Prime Minister Abe's policy agenda, a mix of fiscal stimulus, monetary easing, and structural reforms dubbed "Abenomics," is not performing as advertised. After stronger-than-expected economic growth in March, data suggests momentum in China moderated somewhat in April, but stabilized in May. With respect to fixed income markets, Treasury yields decreased during the second quarter of 2016 and the yield curve flattened, largely driven by weak U.S. economic data and the Brexit vote. In taxable fixed income portfolios, we continue to position defensively within the current volatile environment, while maintaining an emphasis on liquidity and quality. Our tax-exempt investment strategy continues to place a heavy emphasis on income, which we believe is the primary driver of returns over a full market cycle. Domestic and international equity portfolios continue to hold diversified, high-quality, growth companies that can continue to expand earnings under challenging conditions.

Spotlight Topic: *Brexit: A Tempest in a Teapot?*

Global Macro Issues: Lackluster Economic Growth and Ongoing Quantitative Easing

Global Economy – Lackluster Growth Continues

The U.S. and global economies appear stuck in a "new normal" of slow growth. In 2016 and 2017, the global economy is estimated to grow at the same subpar 2.5 percent pace as experienced in the last three years. While economic growth is slow, we do not anticipate a recession. Inflation continues to be subdued. Growth in developed economies is offsetting slowing growth in developing economies. The U.S. is growing modestly, Euroland is experiencing slight growth, Japan is struggling to gain traction, and China growth appears to have stabilized. At this time, UK economic growth is very uncertain due to the country's vote to leave the European Union (known as Brexit). The Brexit impact is also causing tremendous uncertainty for the rest of the world's future economic growth, both real and perceived. We will discuss the latter in detail in the focus section of the paper. Our key assumptions for the U.S. and global economy are displayed in Exhibits A and B, respectively.

The U.S. economy is still the bright spot in a global economy where most other regions of the world are struggling. Although U.S. growth is subdued, on a relative basis, it is the most attractive economy among major markets across the globe. As a result, there is focused attention on any sign of softness in the U.S. Our current forecast for 2016 U.S. real GDP growth is +2.0 percent, down slightly from last quarter's +2.3 percent estimate. Although the vacillation between weak and strong economic reports has caused some investors concern, we believe that the subdued pace of growth remains on track.

As expected, first quarter GDP growth was fairly weak, although it improved with each subsequent revision. Ultimately, it settled at a +1.1 percent annual rate of growth. We expect second quarter growth to rebound from these levels to around +2.5 percent, and possibly somewhat stronger. The key factor is consumer spending (approximately 70 percent of GDP). Consumer spending strengthened during the second quarter and is on track to grow at a quarterly annualized pace that could exceed +4.0 percent. This will be a significant driver of growth for the quarter.

The U.S. dollar has retreated from its recent highs and stabilized at modestly lower levels. This has provided at least temporary relief to U.S. manufacturers whose pricing becomes less competitive overseas when the U.S. dollar strengthens. It also has eased the headwinds that occur when converting profits back into U.S. dollars from abroad. As a result, net exports have been improving in recent months and contributed to upward revisions of first quarter GDP growth.

While this development was positive, there is good reason to expect that the U.S. dollar may begin to appreciate in value again. The United Kingdom's vote to leave the European Union has caused a flight to safety out of financial assets in Europe, as well as many other parts of the world, and into the U.S. If this investment flow continues, the U.S. dollar will strengthen and again cause a headwind for manufacturers in the U.S., along with other companies that have meaningful foreign operations. Recent trends in the U.S. dollar are displayed in Exhibit C.

The June employment report was surprisingly strong, following the very weak May report. In the most recent month, 287,000 jobs were created compared with expectations for 180,000. The

combined revisions to April and May took away 6,000 jobs on a net basis. This included a significant reduction to the already weak May data from 38,000 to 11,000. That said, given the robust June report, the anemic May report appears to have been an aberration. One reasonable hypothesis for the weak May report was the mild winter, which severely dampened the normal spring rebound of weather-sensitive jobs by pulling forward jobs into earlier months.

As a result of the soft job reports in April and May, the average monthly job creation over the previous three months declined from 188,000 at the beginning of the quarter, to a low of 114,000 at the end of May. After the strong June data, the 3-month average has rebounded to 147,000. We expect this number to continue to trend higher and move back toward the 200,000 level. This will be a key underpinning to support consumer spending and sustain the modest economic recovery.

Inflation remains quite controlled and, although it may normalize back to the 2 percent level as the year-over-year comparisons to much lower energy prices approach, we expect it to stabilize in that range. The Federal Open Market Committee stated it well after their mid-June meeting: "Inflation is expected to remain low in the near term, in part because of earlier declines in energy prices, but to rise to 2 percent over the medium term as the transitory effects of past declines in energy and import prices dissipate and the labor market strengthens further." Inflation trends over the longer term are shown in Exhibit D.

At a minimum, the United Kingdom's decision to leave the European Union will leave the entire region in an extended period of political and economic uncertainty. Under the Treaty of the European Union (Article 50), the UK must notify the European Council of its intention to leave the Union, at which point it has two years in which to negotiate the terms of exit before existing treaties become null and void (unless an extension is unanimously agreed upon). Exit negotiations are likely to be contentious, time-consuming, and fraught with delays. The resignation of David Cameron, the UK's prime minister, only exacerbated potential instability and will likely postpone initiation of the exit process until a new prime minister is selected. Exhibit E shows the lengthy potential timeline for exit from the European Union.

The UK economy had already begun to lose some momentum ahead of the EU referendum, and the uncertainty associated with its exit could further dampen consumer spending and business investment. However, the decline in the British pound could benefit exporters and the domestic travel industry in the intermediate term, as well as mitigate preexisting deflationary pressures through higher import prices. Nonetheless, the weakness in the British pound, combined with a current account deficit near 7 percent is particularly damaging to the economy if foreign investors stop funding the United Kingdom's need to borrow from abroad. Adding to the instability, S&P cut the UK's credit rating to AA from AAA. Despite this, economists are highly divided on the ultimate economic impact of the UK's exit, given the large number of unknowns. This is clearly illustrated in Exhibit F. Adding to the uncertainty are the potential for renewed calls for Scottish independence and/or Irish reunification.

We believe the risk of a domino effect in the European Union, with other members calling for referendums of their own, is fairly unlikely. However, the rise of nationalist/populist agendas throughout Europe will likely prove an obstacle to tighter integration, risks sidelining requisite economic reforms, and

diminishes the European Union's ability to respond to crises in a timely manner. Economic data ahead of the EU referendum implied that the Euro Area was on pace to achieve real GDP growth of +1.5 to +2.0 percent in 2016. It remains to be seen, however, to what degree (and how soon) the UK's exit will impact economic activity. The European Central Bank and Bank of England have both been quick to state that they stand ready to take all necessary steps to maintain financial and monetary stability.

With respect to other developments in Europe, the June 26th Spanish general elections delivered another inconclusive outcome, thus failing to unlock the political stalemate that followed the previous election on December 20, 2015. We anticipate a period of coalition talks in which a minority government is formed and led by the Conservative party. We believe this is more likely than a third round of elections. Political uncertainty will remain, given the fragility of a new administration, and will hamper reform efforts and fiscal consolidation.

In Japan, evidence continues to mount that Prime Minister Abe's policy agenda, a mix of fiscal stimulus, monetary easing, and structural reforms dubbed "Abenomics," is not performing as advertised. Three years into the process growth remains languid with recent readings hovering around zero. Abe has moved to delay the consumption tax hike scheduled for April 2017, but this is more a confirmation of the current challenging macro environment than a new type of stimulus. One must recall that the last tax hike plunged the economy into recession.

In addition, the limited gains made to date, primarily in the form of a weaker Japanese yen and inflation inching into positive territory, look to be unraveling as the Japanese yen has strengthened meaningfully so far this year, and recent inflation readings are again flirting with deflationary territory. The result has been continued deterioration in industrial indicators, limited wage gains, and tepid consumer spending. Meanwhile, incremental policy response to the deterioration has been lacking, most notably with the Bank of Japan remaining on hold. While policy could yet become more supportive, particularly in light of the recent UK vote, it is far from clear that additional measures can spur sustained growth, as displayed in Exhibit G. As such, we maintain a subdued growth outlook for Japan.

After stronger-than-expected economic growth in March, data suggests momentum in China moderated somewhat in April, but stabilized in May. The increased global uncertainty caused by Brexit could add to the downward pressure on growth. While the impact from direct trade should be moderate, given that exports to the UK accounted for only 2.6 percent of total exports in the first five months of 2016, the fallout could be more than expected given the relatively weak conditions in China and globally. The People's Bank of China (PBoC) has responded to Brexit by communicating to the market that it will keep monetary policy prudent, while also ensuring ample liquidity to maintain financial stability. As shown in Exhibit H, there has already been some deprecation of the RMB versus the U.S. dollar, which will help China. Given our ongoing concerns about China's recovery and the limited impact from Brexit, our growth expectation for China in 2016 remains largely unchanged. Our outlook for China is still cautious.

Ongoing Quantitative Easing – "Punch Bowl Overflowing"
This very uncertain global economic growth environment has resulted in central banks worldwide utilizing extremely unconventional monetary policies. The U.S. Federal Reserve, the Bank of England, the Bank of Japan, the Bank of China, and the European Central Bank have all been aggressive in providing material liquidity or quantitative easing (QE). After Brexit, most of the central banks have reiterated their policy of being very accommodative. In addition, global interest rates are at historical low levels and in many countries at negative levels. Currently, about 23 percent of global GDP has a negative central bank interest rate, as shown in Exhibit I.

The equity and fixed income markets in the U.S. and globally have significantly benefitted and continue to benefit from this ongoing central bank liquidity and low/negative interest rates. This very accommodative monetary policy is creating a "risk on" market encouraging inexpensive money to be invested and propelling the global equity markets to new highs. Investors believe that the worldwide government policies will keep us from a recession. In the fixed income markets, global yields are at all-time lows. The dearth of income and the search for yield has been pushing investors to the U.S. bond and equity markets.
Speculation about when the Federal Reserve will increase the federal funds target rate remains active, in part, because of highly variable endogenous and exogenous events. Recent examples would include: the weak May followed by strong June employment reports; concerns about the slowing Chinese economy; and Brexit. One thing is clear: the conflation of these events has raised uncertainty, with respect to both economic growth and financial market prospects, to the highest levels since the aftermath of the financial crisis. Nonetheless, we think it is unlikely that the Federal Reserve takes any action before the end of this year.

Going forward, there are real concerns of diminishing benefits from these accommodative policies and there are no other "levers to pull" in order to stimulate economic growth. This is further increasing market uncertainty.

Spotlight Topic: Brexit

A Tempest in a Teapot?
There are several concerns that warrant addressing with respect to Brexit. The first is the psychological impact on consumers and investors created by the uncertainty of the situation. While many of these concerns will likely prove to be exaggerated, it is possible they might gather enough momentum to become self-fulfilling. The second concern is the actual impact of the UK withdrawal from the EU. Although the transition may be more painful, once it is completed it will mean trade is more expensive, and the flow of goods, money, and people is hindered. This is certainly not positive, but it is not a crushing blow to the UK or any of its trading partners. Ultimately, despite the inconveniences outlined above, the UK would still be the most business-friendly country in Europe, as Exhibit J shows. Finally, as mentioned previously, there is the risk that other nations might opt to pull out of the EU, as well. However, we believe this is unlikely.

There are a number of important reasons why we believe other nations will not withdraw from the EU. A key reason is that no net receiver country (i.e., countries that receive more payments from the EU than they contribute) is likely to leave. This

accounts for more than half of the member states. Among the net contributor countries, by far the largest are Germany and France, which together account for almost 40 percent of the EU budget. If Italy is added to this group that makes up just under half of the EU budget. Although Italy is a net contributing country, it can easily be argued that they are actually a net beneficiary, as a result of the substantially lower interest rates they are afforded because of their membership. The UK accounts for 12 percent of the EU budget, so an important question is which countries will bear the additional burden, once the UK is no longer contributing. One of the more likely scenarios is an equal sharing of that burden among the contributing nations as a group and the receiver nations as a group, as illustrated in Exhibit K.

As indicated, France and Germany bear a large share of the financial burden for the European Union. From this perspective, they appear to be likely candidates for potential withdrawal. However, both countries have deep-seated political reasons to maintain the EU. The precursor to the European Union (a coal and steel union) was established in the early 1950s with the notion that strong economic ties between France and Germany could prevent further conflict in Europe, as these two nations were key powers in both World Wars. The political symbolism for both countries is almost certain to prevent either from withdrawing, despite the economic cost.

One final note on Brexit: Although it is a low probability outcome, it is possible that the lengthy process for exit and the chance that voters may better understand the costs of exit as the withdrawal negotiations progress, could result in a reversal of sentiment. Under this scenario, it is possible that the UK would remain in the EU. As the process unfolds, the level of uncertainty surrounding these events will persist for quite some time.

Fixed Income: Environment and Strategy

Taxable Bonds

Treasury yields decreased during the second quarter of 2016 and the yield curve flattened. The combination of slow first quarter domestic growth, volatile movements in employment figures, and the vote by the United Kingdom to leave the European Union contributed to driving yields down significantly (15-30 basis points across the yield curve). As a result, capital markets pushed out expectations for increases in the target range for the federal funds rate.

All fixed income sectors posted positive returns for the quarter, benefiting from the decrease in interest rates. Corporate bonds were the best-performing sector, driven by their longer duration and yield advantage. The continued recovery in oil prices also provided additional price appreciation for energy bonds. Despite strong performance from long Treasury bonds, the Treasury sector, as a whole, modestly underperformed for the quarter, due to its relatively lower yield. Government agency mortgage-backed securities also generally underperformed because of their shorter duration, but still provided positive total return.

We expect the domestic economy to remain relatively resilient to any perceived shockwaves from the issues surrounding Brexit. The environment of global negative interest rates and continued central bank intervention around the world will remain challenging. We expect yields to rise at a slow and measured pace, as European uncertainty fades and domestic economic activity continues its modest upward trajectory. We continue to position portfolios defensively within the current volatile environment, while maintaining an emphasis on liquidity and quality. In addition, we are targeting portfolio durations that are

shorter than respective benchmarks, while also making tactical adjustments as opportunities arise. Our forecasts for U.S. Treasury yields are shown in Exhibit L.

Municipal Bonds

Tax-exempt municipal bonds once again ended the quarter with a lower and much flatter yield curve. Yields of all maturities declined across the curve, with longer-dated maturities experiencing the greatest declines. AAA-rated general obligation maturities of five years had a yield decline of 18 basis points, while the 10-year spot yield moved down 35 basis points and the 30-year spot yield fell 66 basis points. The yield spread between 2-year and 30-year AAA-rated general obligation maturities ended the quarter at 144 basis points, more than 55 basis points flatter than at the start of the quarter. With the yield curve moves, short and intermediate tax-exempt bonds remain attractively priced relative to Treasuries, while longer maturities are not. The yield of the Bond Buyer 40-Bond Index underwent a fairly steady decline over the quarter totaling 26 basis points. This decline was capped off by a sharp move after the Brexit vote, and the index ended June yielding a historic low of 3.75 percent.

During the quarter, municipal returns were positive across all duration and credit quality strata. Given the overall movement of the AAA-rated tax exempt curve, it naturally followed that bonds with longer maturities outperformed those with shorter maturities. Also of little surprise was the outperformance of lower quality bonds relative to more highly-rated bonds. Investors are continuing to pick up small incremental yield through the purchase of lower-rated and non-rated bonds. The high yield segment of the municipal bond market had a +5.10 percent total return for the quarter, and the group was led by the performance of Puerto Rico, which returned +7.82 percent. Puerto Rico had steady positive performance during the quarter, reversing course from declines in March. As the market broadly expected, Congress passed the "Puerto Rico Oversight, Management, and Economic Stability Act" at quarter-end in a bid to address the ongoing debt restructuring issues of the territory. Bonds with BBB ratings experienced the strongest investment grade performance of the quarter with a +3.21 percent return, while bonds with A ratings returned +3.14 percent. AA-rated and AAA-rated returns were +2.40 percent and +2.20 percent for the quarter, respectively. Revenue bonds outpaced general obligation bonds during the quarter. Hospital bonds were the strongest performing sector within the revenue bond index, while housing bonds lagged for the quarter. Despite underperformance this quarter, we believe that housing bonds offer strong relative and defensive value in the intermediate and long term, and, given their higher credit quality, we will continue to actively invest in both housing bonds and short call bonds.

Tax-exempt fund flows continued to be positive, posting a 39th consecutive week of net inflows to finish the quarter. Over $31 billion has come into tax-exempt bond funds this year through June 2016, with $17 billion of inflows occurring in the second quarter. Worldwide, it is estimated that over $10 trillion of fixed income assets were trading at negative yields and many crossover and international buyers are also believed to be supporting the tax-exempt market. We generally expect yields to remain near current levels through the third quarter. Although it continues to be difficult to achieve in the current cycle, our tax-exempt investment strategy continues to place a heavy emphasis on income, which we believe is the primary driver of returns over a full market cycle. As a result of these factors, we expect to maintain durations at or near their current levels, while

continuing to invest in bonds with higher credit quality ratings and short call features. As always, diversification remains a key tenet in our strategy to help manage credit risk. Detailed fixed income returns are shown in Exhibit M.

Global Equities: Environment and Strategy

U.S. equity markets rose modestly in June, but experienced significant turmoil during the month as a result of the Brexit vote. Over the course of two days following the vote, the market declined by about -5 percent. It then recovered most of that decline in the following three days as the month ended. The S&P 500 Index rose +0.3 percent and +2.5 percent for the month and quarter, respectively. Conversely, international markets, as defined by the MSCI EAFE Index, were down -3.4 percent and -1.5 percent for the month and quarter, respectively. Detailed domestic and global returns are shown in Exhibits N and O.

As observed above, the level of uncertainty surrounding economic growth and the outlook for financial markets is at the most elevated level since the financial crisis. Investors have been dealing with the volatility created by U.S. economic data that fluctuates between weak and strong, and concerns about the economic slowdown in China for some time. Now, the final outcome and consequences of Brexit have added an entirely new layer of uncertainty to an already floundering global economy.

The recent stabilization of the U.S. dollar has resulted in partial relief for U.S. multinational companies. Nevertheless, uncertainty among investors ignited a flight to quality, causing large investment flows into U.S. dollar-denominated assets. This trend is likely to persist and will result in more strength in the U.S. dollar.

The uncertain global economic growth environment is creating concerns for corporate earnings growth, the key driver for stock price appreciation. Further, we view equity valuations globally as fair, particularly given the prospects for controlled levels of inflation. Therefore, future market and stock price appreciation will probably be the result of earnings growth not multiple expansion. We estimate that earnings growth year-over-year will be flat to modestly negative in 2016. With this lack of meaningful earnings growth and reasonable valuations, markets will likely be more volatile. Exhibit P displays current stock market valuation and estimated earnings.

We think that we are now in a "stock picker's" market. Companies with strong fundamentals and quality earnings growth generated from sales increases and margin improvement should outperform. We prefer a diversified portfolio of stocks in the technology and health technology sectors as well as selected opportunistic investments in the financial services and transportation sectors. Geographically we like companies exposed to the U.S., Asia ex-Japan, and continental Europe. The recent market volatility has allowed us to upgrade the portfolios on the margin.

During the second quarter of 2016 we continued to move portfolios toward a modestly more defensive tilt, given the uncertainty surrounding Brexit and the overall concern of a slowing macro environment globally. We also took advantage of trading opportunities afforded by the more volatile environment.

We are less positive on Japan as we have not seen evidence to ease our concerns over the significant structural challenges the country faces, namely an aging population, significantly elevated public debt levels, and rigid labor markets. Without a more focused effort to overcome these with targeted structural reforms,

we see limited ability for the economy to generate sustained growth. Valuations are sagging, for good reason, as earnings continue to deteriorate and skepticism broadens among investors. This has been demonstrated by continued equity outflows from Japan. With no clear plan to a sustained growth path, we continue to underweight Japan. Where we do have exposure to Japan, we continue to hold a mix of defensive domestic consumption stocks, in addition to names with overseas exposure. Defensive consumption stocks should perform well in the low growth domestic environment while overseas-exposed companies should benefit from higher growth in select regions of the globe.

Given our skepticism about the near-term prospects for a Chinese economic recovery, we have reduced our exposure, but still have a moderate weight. We like the "New China" sectors where there is rapid growth. We continue to favor names that are exposed to secular trends, benefit from rebalancing reforms, or have exposure to developed markets.

GLOBAL STRATEGY

Region/Country	Sentiment Gauge
North America	+
Euroland	+/o
United Kingdom	o
Rest of Europe	o
Greater China	+/o
Japan	-/o
Rest of Asia	+/o
Latin America	-
Africa/Middle East	o

Exhibit A

■ Sit Investment Associates ■

U.S. Economic Assumptions

	2014				2015				2016			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2QE	3QE	4QE
Quarterly Data (% Change)												
Real GDP (New) (Qtr. to Qtr. Ann.)	-0.9	4.6	4.3	2.1	0.6	3.9	2.0	1.4	1.1	2.5	2.5	2.5
S&P 500 Reported Profits (Year-over-Year)	2.7	9.1	11.5	-13.8	-12.3	-16.0	-15.5	-18.1	-0.4	14.7	20.8	57.3
Consumer Price Index (Year-over-Year)	1.4	2.1	1.8	1.2	-0.1	0.0	0.1	0.5	1.1	1.0	1.5	2.7
Levels (Quarterly Average)												
Unemployment Rate	6.7	6.2	6.1	5.7	5.6	5.4	5.2	5.0	4.9	4.8	4.8	4.8
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
13-week Treasury Bills-Disc.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.3	0.6	1.0
10-year Treasury Bonds-Yield	2.8	2.6	2.5	2.3	2.0	2.2	2.2	2.2	1.9	1.7	1.7	2.1

Source: Sit Investment Associates, Inc., July 7, 2016

EXHIBIT B

■ SIT INVESTMENT ASSOCIATES ■

GLOBAL ECONOMIC ASSUMPTIONS

	GDP GROWTH				INFLATION			
	2015A	2016E	2017E	2015-2019 (5 Yr CAGR)	2015A	2016E	2017E	2015-2019 (5 Yr AVG)
Global Economy	**2.7%**	**2.5%**	**2.8%**	**2.7%**	**1.7%**	**2.7%**	**3.1%**	**2.7%**
United States	2.4	2.0	2.5	2.4	0.1	1.6	3.1	2.2
Euro Area	1.5	1.5	1.5	1.5	0.0	1.0	1.0	0.8
United Kingdom	2.2	1.5	1.5	1.6	0.1	1.3	1.3	1.1
Japan	0.5	0.3	0.3	0.3	0.8	0.0	0.5	0.5
Asia Ex Japan	6.0	5.8	5.9	5.9	2.1	2.1	2.5	2.3
Latin America	(0.7)	(1.0)	1.3	0.4	11.1	18.0	16.5	15.7

10-YEAR BOND YIELDS

	2014	2015	2016	
	12/31A	12/31A	6/30A	12/31E
United States	2.2%	2.3%	1.5%	2.3%
Euro (Germany)	0.5	0.6	-0.1	-0.1
Japan	0.3	0.3	-0.2	-0.1
United Kingdom	1.8	2.0	0.9	0.9

EXCHANGE RATES

	2014	2015	2016	
	12/31A	12/31A	6/30A	12/31E
Euro ($/€)	1.21	1.09	1.11	1.05
Japan (¥/$)	120	120	103	105
UK ($/£)	1.56	1.47	1.33	1.20

SOURCE: BLOOMBERG, THE WORLD BANK AND SIT INVESTMENT ASSOCIATES, INC., JULY 11, 2016

EXHIBIT C

■ SIT INVESTMENT ASSOCIATES ■

NOMINAL MAJOR CURRENCIES DOLLAR INDEX



NOMINAL MAJOR CURRENCIES DOLLAR INDEX
JUNE 30, 2016
150
140
130
120
110
100
90
80
70
60
Strong $
Weak $
89.57
73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16

Country or Region Weights (10/26/15): Euro Area: 38.9% Canada: 29.6% Japan: 15.1% U.K.: 7.8% Switzerland: 4.2% Australia: 2.9% Sweden: 1.5%
Currency Appreciation (Y-T-D through 6/30/16): Euro Area: 1.6% Canada: 6.4% Japan: 17.0% U.K.: -10.2% Switzerland: 2.3% Australia: 2.0% Sweden: -0.6%

SOURCE: FEDERAL RESERVE BOARD AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-06/16

Exhibit D

■ Sit Investment Associates ■

Broad-Based U.S. Inflation Measures Remain Controlled


Consumer Price Inflation
Year-over-year change in prices paid by consumers
All items
Core Rate
Core: +2.2%
All: +1.0%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16


Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All items
Core Rate
Core: +1.2%
All: -0.1%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16

Source: Bureau of Labor Statistics and Bloomberg, June 15 & 16, 2016

Exhibit E

■ Sit Investment Associates ■

The UK Exit From The European Union Will Be Lengthy


Uncertainty will continue until
we know the UK bargaining position
Brexit would lead to complex ; protracted negotiations
3+
years
Negotiation period
•Prolonged post-Brexit
negotiations likely
2019
(?)
Agreement
•Special relationship
•Norwegian model
•Swiss model
•Free-trade agreement
Long
term
Impact of EU Stability
•Muddling through
•Dissolution
•Integration leap

Source: DB European Economics and FX Strategy, July 2016

Exhibit F

■ Sit Investment Associates ■

Potential Brexit Impact on UK GDP


Comparison of Long-Run Effects on GDP
(Deviation from baseline, percent of GDP)
5
0
-5
-10
-15
Minford
Open Europe
Mansfield
Oxford Economics
Ottaviano
PwC
NIESR
OECD
HM Government
Bertelsmann Stiftung
Dhingra et al.

Sources: See accompanying Selected Issues paper for references.
Notes: bars denote ranges. Diamonds denote midpoints or point estimates.

Source: IMF UK 2016 Article IV Consultation, July 2016

EXHIBIT G

■ SIT INVESTMENT ASSOCIATES ■

LIMITED RESULTS FROM CURRENT POLICY MEASURES IN JAPAN


Time for New Ideas
Growth and inflation remain low in Japan, despite massive asset purchases by the central bank.
Real GDP growth, quarter-over-quarter, seasonally adjusted
2%
1
0
-1
-2
4Q 1Q
2012 '13
1Q
'14
1Q
'15
Core consumer price index, year-over-year
4%
2
0
-2
-4
2013
'14
'15
'16
BOJ holdings of long-term Japanese government bonds*
400 trillion yen
300
200
100
0
4Q1Q
2012 '13
1Q
'14
1Q
'15
Note: 100 trillion yen=$919 billion *At end of each quarter
Sources: Cabinet Office (GDP); Ministry of Internal Affairs and Communications (CPI); Bank of Japan (JGB holdings)

SOURCE: THE WALL STREET JOURNAL, MAY 13, 2016

G:\Support\Exhibits\E-06/16

Exhibit H

■ Sit Investment Associates ■

Modest Depreciation of RMB Against USD in Both Spot and Forward Markets Post Brexit

USDCNY Depreciated by 0.05% and USDCNH Appreciated by 0.20% in the Morning


USDCNY
USDCNH
Currency Depreciation against USD
6.6712
6.6517
6.68
6.58
6.48
6.38
6.28
6.18
Jun-15
Aug-15
Oct-15
Dec-15
Feb-16
Apr-16
Jun-16

Market Expects CNH to Depreciate against USD by 0.3% in 3 Months and by 1.9% in 12 Months


Forward Implied Changes in USDCNH from the Spot Level
-0.5%
-1.5%
-2.5%
-3.5%
-4.5%
-5.5%
Change in 3 Months
Change in 12 Months
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16

Source: Bloomberg, Morgan Stanley Research. Note: "+" points to currency appreciation, and "-" points to currency depreciation

Source: Morgan Stanley Research, June 29, 2016

G:\Support\Exhibits\E-06/16

Exhibit I

■ Sit Investment Associates ■

Global Policy Rates Remain Low/Negative



Share of world economy with negative interest rates
% of global GDP of economies with a negative central bank interest rate*
25
20
15
10
5
0
2009
10
11
12
13
14
15
16
* Eurozone, Japan, Switzerland, Sweden, Denmark
Source: FT research



Central Bank Rates
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
8.0%
7.5%
7.0%
6.5%
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2007
2008
2009
2010
2011
2012
2013
2014
2015
U.K.
U.S.
Japan
Eurozone
China (RHS)

China (RHS)
U.K.
U.S.
Japan
Eurozone

Source: Financial Times, April 12, 2016 and FactSet Research Systems and Sit Investment Associates, Inc., June 30, 2016

G:\Support\Exhibits\E-06/16

Exhibit J

■ Sit Investment Associates ■

UK Already Among the Most Business-Friendly And Least Regulated Economies



OECD employment protection legislation indicator (ls)
Ease of doing business ranking (rs)
Index
Ranking
3
2.8
2.6
2.4
2.2
2
1.8
1.6
50
45
40
35
30
25
20
15
10
5
0
Italy
Germany
France
Portugal
Sweden
Spain
Norway
Switzerland
Japan
Australia
UK

Source: OECD, World Bank, DB Global Markets Research, July 2016

EXHIBIT K

■ SIT INVESTMENT ASSOCIATES ■

WHO PAYS THE UK CONTRIBUTION TO THE EU BUDGET?

50-50% burden sharing between net contributors and receivers



% of GDP
Delta: Net fiscal contributors
Delta: Net fiscal receivers
0.00
-0.05
-0.10
-0.15
-0.20
-0.25
-0.30
-0.35
Hungary
Lithuania
Latvia
Bulgaria
Estonia
Poland
Luxembourg
Greece
Romania
Portugal
Czech
Slovakia
Slovenia
Malta
Belgium
Sweden
Netherlands
Germany
Denmark
Austria
France
Finland
Italy
Cyprus
Spain
Croatia

SOURCE: DB EUROPEAN ECONOMICS AND FX STRATEGY, JULY 2016

EXHIBIT L

■ SIT INVESTMENT ASSOCIATES ■

EXPECTED RANGE OF FUTURE U.S. FIXED INCOME RETURNS

FROM JUNE 30, 2016

		Time Horizon					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	1.75%	-2.0%	2.50%	-3.1%	4.00%	-1.6%
Present YTM 0.58%	Most Likely	1.00	-0.5	1.25	-0.7	3.00	-1.0
	Optimistic	0.50	0.4	0.50	0.7	2.00	-0.3
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	2.75	-7.6	3.50	-10.4	5.00	-5.1
Present YTM 1.00%	Most Likely	1.50	-1.9	2.00	-3.7	4.00	-3.6
	Optimistic	1.00	0.5	1.00	1.0	3.00	-2.1
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	3.75	-18.1	4.00	-19.2	5.50	-9.6
Present YTM 1.47%	Most Likely	2.25	-6.2	2.50	-7.6	4.50	-7.0
	Optimistic	2.00	-4.0	2.00	-3.3	3.50	-4.4
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	4.50	-35.0	4.75	-36.8	6.00	-17.7
Present YTM 2.29%	Most Likely	2.75	-8.2	3.00	-11.7	5.00	-13.3
	Optimistic	2.25	2.0	2.25	3.2	4.00	-8.2

SOURCE: SIT INVESTMENT ASSOCIATES, INC.

EXHIBIT M

■ SIT INVESTMENT ASSOCIATES ■

DOMESTIC FIXED INCOME MARKET PERFORMANCE

TOTAL RETURNS TO 6/30/16

BARCLAYS INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Aggregate	1.8 %	2.2 %	5.3 %	6.0 %
Treasury	2.2	2.1	5.4	6.2
Agency	1.2	1.2	3.3	3.7
Corporate	2.3	3.6	7.7	7.9
CMBS	1.7	2.2	5.9	6.2
Asset-Backed	0.8	1.2	2.5	2.7
Mortgage Pass-Through	0.8	1.1	3.1	4.3
5-Year Treasury	1.8	1.3	4.3	4.7

BARCLAYS INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Municipal	1.6 %	2.6 %	4.3 %	7.7 %
5-year Municipal	0.9	1.2	2.3	4.2
Long (22+ Years)	2.5	4.5	6.8	11.7
Revenue	1.7	2.9	4.8	8.4
Electric	1.6	2.8	4.6	7.9
Hospital	1.8	3.1	5.0	8.7
Housing	1.3	2.6	4.7	7.4
IDR/PCR	1.6	2.9	5.1	8.7
Transportation	1.8	3.0	4.9	8.8
Education	1.9	3.0	4.8	8.4
Water/Sewer	1.7	2.8	4.7	8.3
Resource Recovery	1.0	1.8	3.3	6.0
Leasing	1.8	3.0	4.8	8.4
Special Tax	1.7	2.8	4.6	8.1
General Obligation	1.5	2.4	4.0	7.2
Prerefunded	0.5	0.6	1.3	2.2
Insured	1.3	1.9	3.3	5.4
Muni Aaa	1.4	2.2	3.7	6.5
Muni Aa	1.5	2.4	4.0	7.1
Muni A	1.8	3.1	5.1	9.0
Muni Baa	1.8	3.2	5.3	9.0

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC., JUNE 30, 2016

G:\Support\Exhibits\E-06/16

Exhibit N

■ Sit Investment Associates ■

Domestic Market Performance

TOTAL RETURNS TO 6/30/16

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
Dow Jones Industrial Avg	0.9 %	2.1 %	4.3 %	4.5 %
S&P 500	0.3	2.5	3.8	4.0
Russell 1000 Index	0.2	2.5	3.7	2.9
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	(2.1)	(0.6)	(3.3)	(2.9)
S&P MidCap Index	0.4	3.7	7.6	1.1
Russell 2000 Index	(0.1)	3.8	2.2	(6.7)
FIXED INCOME				
Barclays Agg. Bond Index	1.8	2.2	5.3	6.0
Barclays Muni Bond Index	1.6	2.6	4.3	7.7

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	(0.4) %	0.6 %	1.4 %	3.0 %
Russell 1000 Value	0.9	4.6	6.3	2.9
MID CAP				
Russell Midcap Growth	(0.0)	1.6	2.2	(2.1)
Russell Midcap Value	0.9	4.8	8.9	3.2
SMALL CAP				
Russell 2000 Growth	(0.5)	3.2	(1.6)	(10.8)
Russell 2000 Value	0.3	4.3	6.1	(2.6)

*Price Only

Source: Factset Research Systems and Sit Investment Associates, Inc., June 30, 2016

G:\Support\Exhibits\E-06/16

Exhibit O

■ Sit Investment Associates ■

Global Market Performance

	MTD Market % Chg US$	QTD Market % Chg US$	YTD Market % Chg US$
MSCI World	(1.1)	1.0	0.7
MSCI EAFE	(3.4)	(1.5)	(4.4)

NORTH AMERICA	MTD Market % Chg US$	MTD Market % Chg Local	MTD Currency % Chg	QTD Market % Chg US$	QTD Market % Chg Local	QTD Currency % Chg	YTD Market % Chg US$	YTD Market % Chg Local	YTD Currency % Chg
Dow Jones Industrial Avg	0.8	0.8		1.4	1.4		2.9	2.9	
S&P 500	0.2	0.2		2.3	2.3		3.5	3.5	
NASDAQ	(2.1)	(2.1)		(0.6)	(0.6)		(3.3)	(3.3)	
Canada (TSE)	1.1	0.3	0.7	4.6	5.1	(0.4)	17.5	9.8	7.0

EUROPE	MTD Market % Chg US$	MTD Market % Chg Local	MTD Currency % Chg	QTD Market % Chg US$	QTD Market % Chg Local	QTD Currency % Chg	YTD Market % Chg US$	YTD Market % Chg Local	YTD Currency % Chg
Austria (ATX)	(7.5)	(7.3)	(0.2)	(10.0)	(7.7)	(2.5)	(10.6)	(12.6)	2.3
Belgium (BEL 20)	(5.0)	(4.8)	(0.2)	(1.6)	0.9	(2.5)	(5.8)	(7.9)	2.3
Finland (OMXH)	(2.0)	(1.7)	(0.2)	(3.7)	(1.2)	(2.5)	(6.0)	(8.1)	2.3
France (CAC 40)	(5.7)	(5.5)	(0.2)	(3.9)	(1.4)	(2.5)	(4.4)	(6.6)	2.3
Germany (DAX)	(5.9)	(5.7)	(0.2)	(5.3)	(2.9)	(2.5)	(7.8)	(9.9)	2.3
Greece (ATHEX)	(16.4)	(16.2)	(0.2)	(8.4)	(6.1)	(2.5)	(12.2)	(14.1)	2.3
Ireland (ISEQ)	(13.3)	(13.1)	(0.2)	(12.8)	(10.6)	(2.5)	(15.0)	(16.9)	2.3
Italy (S&P/MIB)	(9.7)	(9.5)	(0.2)	(9.9)	(7.6)	(2.5)	(20.1)	(21.8)	2.3
Netherlands (AEX)	(2.8)	(2.6)	(0.2)	(1.9)	0.7	(2.5)	3.0	0.7	2.3
Portugal (PSI)	(10.3)	(10.1)	(0.2)	(11.6)	(9.3)	(2.5)	(12.4)	(14.3)	2.3
Spain (IBEX35)	(9.3)	(9.1)	(0.2)	(7.3)	(5.0)	(2.5)	(10.6)	(12.6)	2.3
Denmark (OMXC 20)	(4.4)	(4.2)	(0.2)	(1.4)	1.0	(2.4)	(3.1)	(5.6)	2.6
Norway (OSE)	(2.2)	(2.2)	(0.1)	3.5	4.7	(1.2)	6.2	0.4	5.8
Sweden (OMXS A-S)	(5.0)	(3.6)	(1.4)	(6.8)	(2.6)	(4.3)	(7.2)	(6.8)	(0.5)
Switzerland (SMI)	(0.4)	(2.4)	2.1	1.0	2.7	(1.7)	(6.5)	(9.0)	2.8
United Kingdom (FTSE)	(4.4)	4.7	(8.2)	(1.7)	6.5	(7.0)	(4.4)	6.6	(9.3)
Czech Rep (PX)	(9.0)	(8.6)	(0.4)	(11.6)	(9.2)	(2.6)	(12.8)	(14.6)	2.0
Poland (WIG)	(2.8)	(2.4)	(0.4)	(14.2)	(8.7)	(6.0)	(4.0)	(3.7)	(0.3)
Turkey (ISE100)	1.3	(1.3)	2.6	(9.7)	(7.7)	(2.1)	8.7	7.1	1.5
Russia (RTS)	2.9	2.9	3.4	6.2	6.2	4.7	22.9	22.9	14.3

-Market performance data are price return figures

	MTD Market % Chg US$	QTD Market % Chg US$	YTD Market % Chg US$
MSCI AC Asia Pacific	0.2	0.7	(1.0)
MSCI Emerging Markets	4.0	0.7	6.4

ASIA PACIFIC REGION	MTD Market % Chg US$	MTD Market % Chg Local	MTD Currency % Chg	QTD Market % Chg US$	QTD Market % Chg Local	QTD Currency % Chg	YTD Market % Chg US$	YTD Market % Chg Local	YTD Currency % Chg
Australia (ASX)	0.2	(2.5)	2.8	(0.2)	3.1	(3.2)	1.7	(0.6)	2.3
Hong Kong (HSI)	0.0	(0.1)	0.1	0.1	0.1	(0.0)	(5.2)	(5.1)	(0.1)
Japan (NIK 225)	(2.2)	(9.5)	8.1	2.0	(6.9)	9.6	(3.3)	(17.5)	17.3
New Zealand (NZX 50)	3.3	(1.9)	5.3	4.9	2.3	2.6	13.8	9.4	4.0
Singapore (STI)	4.1	1.8	2.3	1.3	1.5	0.1	5.1	0.3	5.4
China (SHGH A)	(0.4)	0.4	(0.9)	(5.0)	(2.5)	(2.6)	(19.1)	(17.2)	(2.3)
India (BSE 100)	1.5	1.9	(0.3)	5.6	7.6	(1.9)	2.0	4.1	(2.0)
Indonesia (JSX)	8.1	4.6	3.4	3.9	3.5	0.4	14.0	9.2	4.3
Korea (KOSPI)	2.8	(0.7)	3.5	(2.0)	(1.3)	(0.7)	2.3	0.5	1.8
Malaysia (KLSE)	4.2	1.7	2.4	(6.8)	(3.7)	(3.2)	4.1	(2.3)	6.5
Philippines (PSE)	4.7	5.3	(0.6)	5.1	7.4	(2.1)	12.2	12.1	0.0
Taiwan (TAIEX)	2.6	1.5	1.1	(1.1)	(0.9)	(0.2)	5.8	3.9	1.8
Thailand (SET)	3.1	1.5	1.7	2.8	2.6	0.1	14.9	12.2	2.4

LATIN AMERICA	MTD Market % Chg US$	MTD Market % Chg Local	MTD Currency % Chg	QTD Market % Chg US$	QTD Market % Chg Local	QTD Currency % Chg	YTD Market % Chg US$	YTD Market % Chg Local	YTD Currency % Chg
Argentina (MERVAL)	8.6	15.8	(6.2)	10.1	13.0	(2.6)	9.0	25.8	(13.3)
Brazil (IBOV)	19.5	6.3	12.4	13.9	2.9	10.6	46.8	18.9	23.5
Chile (IPSA)	5.8	1.6	4.1	3.3	2.2	1.0	16.3	8.7	7.0
Mexico (IPC)	0.9	1.1	(0.2)	(6.9)	0.2	(7.1)	0.1	7.0	(6.4)
Peru (BVL)	5.1	2.4	2.6	16.4	14.9	1.2	46.0	40.7	3.7

AFRICA/MIDDLE EAST	MTD Market % Chg US$	MTD Market % Chg Local	MTD Currency % Chg	QTD Market % Chg US$	QTD Market % Chg Local	QTD Currency % Chg	YTD Market % Chg US$	YTD Market % Chg Local	YTD Currency % Chg
Israel (TA-100)	(2.6)	(2.6)	(0.0)	(4.9)	(2.6)	(2.4)	(10.1)	(11.0)	1.0
Morocco (MADEX)	(2.7)	(2.5)	(0.2)	0.4	2.0	(1.6)	8.5	7.0	1.4
Pakistan (KSE 100)	4.9	4.8	0.1	14.0	14.0	0.0	15.2	15.1	0.0
South Africa (FTSE-JSE)	4.2	(3.0)	7.4	0.9	0.4	0.4	10.4	4.3	5.8

Source: FactSet Research Systems and Sit Investment Associates, Inc., June 30, 2016

G:\Support\Exhibits\E-06/16

Exhibit P

■ Sit Investment Associates ■

Global Valuations Are Fair and Earnings Are Improving

Global Prospective PE


Prospective PE
16.1

S&P 500 Forward P/E


Data through June 30, 2016
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index
P/E Ratio

U.S. Earnings


U.S. S&P 500
EARNINGS
OPERATING EARNINGS
FORWARD EARNINGS*
NET REVISIONS RATIO*
POSITIVE MINUS NEGATIVE EARNINGS SURPRISES**
© BCA Research 2016
* IBES DATA.
** BLOOMBERG DATA.

Source: Bank of America/Merrill Lynch, June 29, 2016, Sit Investment Associates, Inc. June 2016 and The Bank Credit Analyst, July 2016

G:\Support\Exhibits\E-06/16